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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL
RECEIVED
FEB 2 8 2011
WASH. D.C.
211
PROCESSING
SECTION

SEC FILE NUMBER
8- 50435

11018301

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01- 01- 2010__ AND ENDING __12- 31- 2010__
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: __J. M. Lummis Securities, INC.__

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

__50 Locust Avenue__
(No. and Street)

__New Canaan__   __CT__   __06840__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Susan A. Galione, (203)- 966 - 0005__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Reynolds & Rowella, LLP__
(Name – if individual, state last, first, middle name)

__90 Grove Street__   __Ridgefield__   __CT__   __06877__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2011
BRANCH OF REGISTRATIONS
AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

SP 3/4/2011

OATH OR AFFIRMATION

I, _DAVID Lummis_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _J. H. Lummis Securities, INC,_ , as of _December 31_ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

Cynthia M Deed
Notary Public   Exp. 3/31/2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.M. LUMMIS SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2010

Reynolds
&Rowella LLP

TABLE OF CONTENTS

Reynolds
&Rowella LLP



Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
J.M. Lummis Securities, Inc.
New Canaan, Connecticut

We have audited the accompanying statement of financial condition of J.M. Lummis Securities, Inc., (the "Company") as of December 31, 2010, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.M. Lummis Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 15, 2011

i

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570   e-mail **info@reynoldsrowella.com**   website: **www.reynoldsrowella.com**

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 38,747
Due from clearing organization	74,972
Accounts receivable	5,351
Prepaid expenses	2,190
TOTAL ASSETS	**$ 121,260**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 6,438
TOTAL LIABILITIES	6,438

SHAREHOLDER'S EQUITY
Common stock, no par value

20,000 shares authorized, 100 shares issued and outstanding	209,620
Retained deficit	(94,798)
TOTAL SHAREHOLDER'S EQUITY	114,822
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 121,260

See accompanying notes to the financial statements.

ii

Reynolds
&Rowella LLP

J. M. LUMMIS SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2010

REVENUES:	
Bond commissions	$ 969,149
Money market commissions	31,529
TOTAL REVENUES	1,000,678
OPERATING EXPENSES:	
Salaries and wages	227,500
Commissions	467,700
Allocated expenses (Note 2)	163,000
Other	112,325
TOTAL OPERATING EXPENSES	970,525
NET INCOME BEFORE OTHER INCOME	30,153
OTHER INCOME	
Interest Income	59
NET INCOME	$ 30,212

See accompanying notes to the financial statements.

iii

Reynolds
&Rowella LLP

EXHIBIT C

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2010

	Common Stock		Retained	Total Shareholder's
	Shares	Amount	Deficit	Equity
BEGINNING BALANCE - January 1, 2010	100	$ 209,620	$ 19,990	$ 229,610
Distributions	-	-	(145,000)	(145,000)
Net income	-	-	30,212	30,212
ENDING BALANCE - December 31, 2010	100	$ 209,620	$ (94,798)	$ 114,822

See accompanying notes to the financial statements.

iv

Reynolds &Rowella LLP

J.M. LUMMIS SECURITIES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 30,212
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(1,260)
Due from clearing organization	(3,269)
Accounts payable and accrued expenses	(6,262)
NET CASH PROVIDED BY OPERATING ACTIVITIES	19,421
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholder	(145,000)
NET CASH USED IN FINANCING ACTIVITIES	(145,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(125,579)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	164,326
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 38,747

See accompanying notes to the financial statements.

V

Reynolds
&Rowella LLP

J.M. LUMMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

J.M. Lummis Securities, Inc (the "Company"), was incorporated on June 19, 1997 and is a wholly-owned subsidiary of J.M. Lummis and Company, Inc. (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC) and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist primarily of brokering corporate bonds, money market instruments and U.S. Treasury obligations.

Revenue Recognition

The Company records commissions when earned which is generally on the date the trade closes.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

Due from Clearing Organization

Due from clearing organization primarily represents cash held on deposit at a clearing organization to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization. Included in due from clearing organization is a $50,000 required deposit.

Accounts Receivable

Accounts receivable includes commissions which represent amounts due from broker dealers for the execution of brokering transactions.

Accounts receivable are carried at the original amount less an estimate made for the allowance for doubtful accounts based on a review of outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering the customer's financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as a reduction to bad debt expense when received. At December 31, 2010 there was no allowance for doubtful accounts.

Reynolds LLP
&Rowella

J.M. LUMMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

The Company's property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Property and equipment, with a total original cost of $3,809, was fully depreciated at December 31, 2010.

Federal and State Income Taxes

The Company files a consolidated federal income tax return with its Parent and combined state and local tax returns. The Company's shareholder has elected under the Internal Revenue Code to be taxed as an S Corporation. All federal and New York state taxes owed by the Company will be the responsibility of the Parent. Based upon various apportionment rules and state and city income tax laws, the Company may be responsible for income taxes in states and cities in which the Company does business.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2006 through 2009 tax years are open for examinations by federal, state and local tax authorities.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement (the "Agreement") with the Parent because the Company and the Parent use all of the same vendors and the Parent processes all of the Company's vendor payments. In addition, the Company shares office space with the Parent. The Parent charges the Company based on the percentage of the

Reynolds LLP
&Rowella

J.M. LUMMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 2 – RELATED PARTY TRANSACTIONS (continued)

Company's revenues as compared to the sum of the Parent's and Company's revenues. The Company was charged $163,000 during 2010 under this Agreement. No amounts were owed at December 31, 2010.

The Company declared and paid a dividend to the Parent of $25,000, $100,000, and $20,000 on September 14, February 18, and January 4, 2010, respectively.

NOTE 3 – NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2010, the Company's net capital balance as defined by Rule 15c3-1 was $111,249, which exceeded the minimum requirement of $5,000. At December 31, 2010, the Company's aggregate indebtedness to net capital as defined by Rule 15c3-1 was 0.06 to 1.0.

NOTE 4– RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c-3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing broker or dealer.

NOTE 5 – OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to a clearing organization on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts. The clearing deposit of $50,000 is pursuant to this agreement and is included in receivables due from clearing organizations.

Reynolds LLP
&Rowella

SUPPLEMENTARY INFORMATION

J.M. LUMMIS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2010

TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	114,822
Deductions:		
Less non allowable assets:		
Commissions receivable 30 days or more past due		993
Prepaid expenses		2,190
Cash- central depository registration		390
NET CAPITAL	$	111,249

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)   5,000

EXCESS NET CAPITAL	$	106,249
EXCESS NET CAPITAL AT 1,000 PERCENT	$	105,249

COMPUTATION OF AGGREGATE INDEBTEDNESS
Total liabilities	$	6,438

Ratio of aggregate indebtedness to net capital   0.06 to 1.0

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There were no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2010.

J.M. LUMMIS SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL



Full Service Accounting & Financial Solutions
expect **more** from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

To the Shareholder of
J.M. Lummis Securities, Inc.
New Canaan, Connecticut

In planning and performing our audit of the financial statements of J.M. Lummis Securities, Inc., (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

X

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570   e-mail **info@reynoldsrowella.com**   website: **www.reynoldsrowella.com**

achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella CLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 15, 2011

Reynolds
&Rowella LLP



J.M. LUMMIS SECURITIES, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT RECONCILIATION
DECEMBER 31, 2010

Reynolds
& Rowella LLP



Reynolds &Rowella LLP

Full Service Accounting & Financial Solutions

expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT RECONCILIATION

To the Shareholder of
J.M. Lummis Securities, Inc.
New Canaan, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by J.M. Lummis Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "Specified Parties"), solely to assist you and the other Specified Parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report had been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570   e-mail info@reynoldsrowella.com   website: www.reynoldsrowella.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties listed above and is not intended to be and should not be used by anyone other than these Specified Parties.

Reynolds & Rowella, LLP

February 16, 2011
New Canaan, Connecticut

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31 , 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

J.M. Lummis Securities, Inc.
50 Locust Ave
New Canaan, CT 06840

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Susan Galione (800)243-4381

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,422.73

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,226.75)
      07-19-2010
      _____
      Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   1,195.98

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,195.98

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,195.98

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J.M. Lummis Securities, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of January , 20 11 .

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER
Dates: _____
Postmarked   Received   Reviewed

Calculations _____
Documentation _____
Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning   January 1, 20 10
and ending December 31, 20 10
Eliminate cents

em No.
a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,000,678

b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
      predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
      profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions

c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit
      investment trust, from the sale of variable annuities, from the business of insurance, from investment
      advisory services rendered to registered investment companies or insurance company separate
      accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
      securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.   59

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
      (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less   31,529
      from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
      related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
        Code 4075 plus line 2b(4) above) but not in excess
        of total interest and dividend income. $

      (ii) 40% of margin interest earned on customers securities
        accounts (40% of FOCUS line 5, Code 3960). $

      Enter the greater of line (i) or (ii)

      Total deductions   31,588

2d. SIPC Net Operating Revenues $ 969,090

2e. General Assessment @ .0025 $ 2,422.73

(to page 1 but not less than
$150 minimum)

2